

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2024

Jason K. Park
Chief Financial Officer
DraftKings Inc.
222 Berkeley Street, 5th Floor
Boston, MA 02116

      Re: DraftKings Inc.
           Form 10-K for Fiscal Year Ended December 31, 2022
           File No. 001-41379

Dear Jason K. Park:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Scott D. Miller